Lunar Helium-3 Mining, LLC

Independent Auditor's Report Together with Financial Statements

Inception (June 12, 2023) to December 31, 2023

Lunar Helium-3 Mining, LLC
Table of Contents

Page

Abdi Sheikh-Ali, CPA, PLLC

450 Century Parkway, Suite 250   Tel. (972) 217-4646
Allen, Texas 75013   Fax. (972) 217-4645
www.abdisheikh.com   cpa@abdisheikh.com

_____

INDEPENDENT AUDITOR'S REPORT

To the Managing Member(s) of
Lunar Helium-3 Mining, LLC:

Opinion
We have audited the financial statements of Lunar Helium-3 Mining, LLC., which comprise the balance sheet as of December 31, 2023, and the related statements of income, changes in shareholders' equity, and cash flows from inception (June 12, 2023) to December 31, 2023, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of Lunar Helium-3 Mining, LLC. as of December 31, 2023, and the results of its operations and its cash flows from inception (June 12, 2023) to December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis of Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report. We are required to be independent of Lunar Helium-3 Mining, LLC., in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission, and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, certain conditions indicate that Lunar Helium-3 Mining, LLC. may be unable to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect to this matter.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Lunar Helium-3 Mining, LLC.'s ability to continue as a going concern for a period of one year from the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- ➢ Exercise professional judgment and maintain professional skepticism throughout the audit.

- ➢ Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- ➢ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Lunar Helium-3 Mining, LLC.'s internal control. Accordingly, no such opinion is expressed.

- ➢ Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- ➢ Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Lunar Helium-3 Mining, LLC.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Abdi Sheikh-Ali, CPA, PLLC

Allen, Texas
May 8, 2024

2

Lunar Helium-3 Mining, LLC
Balance Sheet
As of December 31, 2023

ASSETS

Cash and cash equivalents	$	84
Intangible assets		66,000
Total assets	**$**	**66,084**

LIABILITIES

Accounts payable and accrued expenses	$	-
Total liabilities	**$**	**-**

MEMBERS' CAPITAL

Capital contributions	$	143,789
Capital distributions		-
Syndication costs		-
Accumulated deficit		(77,705)
Total members' capital	$	66,084
Total liabilities and members' capital	**$**	**66,084**

Lunar Helium-3 Mining, LLC
Statement of Operations
For the inception-to-date period ended December 31, 2023

REVENUE

Gross revenue	$	-
Total revenue	**$**	**-**

OPERATING EXPENSES

Bank service charges	$	16
Computer and internet expenses		100
Contract labor		7,281
Grant fees		8,565
Legal and professional fees		150
Organizational costs		532
Office supplies		326
Rent expense		390
Training and development		59,840
Travel and meetings expense		505
Total operating expenses	**$**	**77,705**
Net investment income (loss)	**$**	**(77,705)**

Lunar Helium-3 Mining, LLC
Statement of Cash Flows
For the inception-to-date period ended December 31, 2023

Cash flows from operating activities

Net investment income (loss)	$	(77,705)

Adjustments to reconcile Change in net assets
to net cash provided by operating activities:

Increase (decrease) in accrued expenses		-
Net cash provided (used) by Operating activities	**$**	**(77,705)**

Cash flows from investing activities

Decrease (increase) in intangible assets	$	(66,000)
Net cash provided (used) by Financing activities	**$**	**(66,000)**

Cash flows from financing activities

Capital contributions	$	143,789
Net cash provided (used) by Financing activities	**$**	**143,789**

Net increase (decrease) in cash	**$**	**84**
Cash at beginning of period	**$**	**-**
Cash at end of period	**$**	**84**

Supplemental disclosure of cash flow information

Cash paid during the year for interest	$	-

Lunar Helium-3 Mining, LLC
Statement of Changes in Members' Equity
For the inception-to-date period ended December 31, 2023

Description	Amount
Members' Equity at inception - June 12, 2023	$ -
Capital contributions	143,789
Capital distributions	-
Syndication costs	-
Accumulated deficit	(77,705)
Members' Equity at December 31, 2023	$ 66,084

Lunar Helium-3 Mining, LLC
Notes to Financial Statements - as of December 31, 2023

1.   Company and Nature of Operations

Lunar Helium-3 Mining, LLC (the "Company") is a limited liability company organized in Arizona on June 12, 2023. The Company was formed to advance practical technologies for sustainably detecting and extracting lunar Helium-3 (H-3), a critical resource for achieving global energy independence through nuclear fusion and in the process participate in the global green energy movement.

2.   Significant Accounting Policies

a.   Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC"). The accompanying financial statements are for the financial statements of the Company.

b.   Cash & Cash Equivalents

Cash & cash equivalents include cash in bank accounts and highly liquid debt instruments purchased with an original maturity of three months or less.

c.   Concentration of Credit Risk

The Company plans to maintain cash with US-based financial institutions. The Federal Deposit Insurance Corporation (FDIC) insures the total deposits at these institutions up to $250,000 per depositor.

d.   Property, Plant, & Equipment

The Company follows the practice of capitalizing all expenditures for property, furniture, fixtures, equipment, and leasehold improvements in excess of $1,000. Depreciation of all such items is computed on a straight-line basis over the estimated useful lives of the assets which generally are as follows:

Buildings	39 years
Building improvements	15- 39 years
Furniture and equipment	5 – 7 years
Software	5 years
Vehicles	5 years
Leasehold improvements	life of lease or useful life (whichever is shorter)

The Company did not have any property, plant, and equipment as of December 31, 2023.

e.   Intangible Assets

The Company capitalizes costs associated with the development of patents until the patents are granted. These costs include legal and filing fees that are directly attributable to securing the patents. In accordance with ASC 350-30, *General Intangibles Other Than Goodwill*, the Company does not amortize the costs of intangible assets with indefinite useful lives. Since the patents are pending approval and have not yet been granted, they are considered to have an indefinite useful life. When the patents are granted, the Company will assess the useful life of each patent and begin their amortization over their respective useful lives. It is also the Company's policy to test intangible assets on an annual basis or more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired. Since the patents were recently submitted, management has yet to perform an impairment test and believes there is no impairment related to the pending patents. For the inception-to-date period ended December 31, 2023, the Company capitalized $66,000 of patents and recorded them as intangible assets in the accompanying balance sheet.

f.   Income Taxes

The Company is an LLC that is currently treated as a disregarded for tax purposes, however, the Company plans to apply to be treated as a partnership for tax purposes. In either filing status, all earnings are passed through to the members and any resulting Federal and\or State income taxes are assessed and paid by the members on their personal tax returns. Accordingly, as of December 31, 2023 the Company made no provision for income taxes in the accompanying financial statements. The Company addresses uncertain tax positions in accordance with ASC Topic 740, Income Taxes, which provides guidance on the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Since the Company is a newly-formed entity, management didn't identify the existence of any uncertain tax positions.

g.   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles at times requires the use of management's estimates. Actual results could vary from these estimates.

h.   Advertising Costs

The Company expenses advertising costs as they are incurred. The Company did not incur any advertising expenses for the inception-to-date period ended December 31, 2023.

i.   Related Party Transactions

For the inception-to-date period ended December 31, 2023, the sole member paid various start-up and operational costs on behalf of the Company. Consequently, as of December 31, 2023, the Company granted 143,789 units of ownership to the sole member of the Company in exchange for the paid operational costs.

j.   Startup Costs

In accordance with GAAP, the Company classifies its startup costs into two categories: (a) organization costs and (b) deferred offering costs. Organization costs are expensed as incurred and deferred offering costs, which consist of certain costs incurred in connection with investment offering, are capitalized and amortized over a 12-month period. For the inception-to-date period ended December 31, 2023, the Company incurred $532 in organization costs and no deferred offering costs.

k.   Capital Structure

The Company is organized as a limited liability company that is owned by a sole member. As of December 31, 2023, the Company formed a protected series LLC. The members are allocated ownership by being provided units of membership (the "Units). As of December 31, 2023, the Company has issued 143,789 units of membership at $1 per unit.

l.   Subsequent Events

The Company's management has evaluated subsequent events and transactions for potential recognition or disclosure through May 8, 2024, the date that the financial statements were available to be issued. Management is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

m.   Risks and Uncertainties

Management of the Company seeks investment opportunities that offer the possibility of attaining substantial capital appreciation and or residual income from real estate transactions. Certain events particular to the industry in which the Company invests, as well as general economic, political conditions, or the possible resurgence of the coronavirus pandemic may have a significant negative impact on the Company's operations and profitability. Additionally, the Company is subject to changing regulatory and tax environments. Such events are beyond the Company's control, and the likelihood that they may occur cannot be predicted.

3.   Going Concern

These financial statements are prepared on a going concern basis. The Company was founded on June 12, 2023 and as such has and will most likely incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed crowdfunding campaigns and any additional equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition and operating results. The accompanying financial statements do not take into account any adjustments that could result from these uncertainties.